

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   June 14, 2018

John Glassgow
Chief Financial Officer
Escondido Innovations, Inc.
1166 East Warner Rd., Suite 101-B
Gilbert, Arizona 85296

      Re: Escondido Innovations, Inc.
               Form 10-12G
               Filed April 13, 2018
               File No. 000-55868

Dear Mr. Glassgow:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief
                                        Office of Transportation and Leisure